SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of February, 2013

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of registrant’s name into English)

Santa Rosa 76,

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 13g3-2(b): N/A

Enersis S.A. (the “Company”) is incorporating by reference the information and exhibits set forth in this Report on Form 6-K into the Company’s registration statement on Form F-3 (Registration No. 333-186823) filed on February 25, 2013.

Other Events

In connection with the Company’s previously announced rights offering, the Company is filing documents relating to the rights offering as Exhibits 4.5, 99.1, 99.2, 99.3 and 99.4 to this Report on Form 6-K.

Exhibits

Exhibit 4.5	ADS Rights Agency Agreement dated as of February 25, 2013 by and between the Company and Citibank, N.A., as ADS rights agent, with respect to the services to be provided by the ADS rights agent in connection with the rights offering.

Exhibit 99.1	Form of ADS Subscription Form in connection with the Company’s rights offering.

Exhibit 99.2	Form of Broker Letter in connection with the Company’s rights offering.

Exhibit 99.3	Form of Client Letter in connection with the Company’s rights offering.

Exhibit 99.4	Form of Instructions Booklet for the ADS Subscription Form in connection with the Company’s rights offering.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By:	/s/ Ignacio Anoñanzas Alvear
Ignacio Antoñanzas Alvear
Chief Executive Officer

Dated: February 25, 2013

EXHIBITS INDEX

Exhibit 4.5	ADS Rights Agency Agreement dated as of February 25, 2013 by and between the Company and Citibank, N.A., as ADS rights agent, with respect to the services to be provided by the ADS rights agent in connection with the rights offering.

Exhibit 99.1	Form of ADS Subscription Form in connection with the Company’s rights offering.

Exhibit 99.2	Form of Broker Letter in connection with the Company’s rights offering.

Exhibit 99.3	Form of Client Letter in connection with the Company’s rights offering.

Exhibit 99.4	Form of Instructions Booklet for the ADS Subscription Form in connection with the Company’s rights offering.